Exhibit 99.1

A2Z Cust2Mate Solutions Corp.

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2025

(Unaudited)

(Expressed in US Dollars)

A2Z CUST2MATE SOLUTIONSCORP.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Unaudited)

(Expressed in US Dollars)

2

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	March 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$24,191	$13,526
Short-term deposits	10,856	206
Inventories	781	796
Trade receivables, net	2,145	2,024
Other accounts receivable	849	581
Total current assets	38,822	17,133
Non-current assets

Long term financial asset at fair value	200	200
Property, equipment and right of use assets, net	3,156	1,545
Total non-current assets	3,356	1,745

Total Assets	$42,178	$18,878

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short term loan and current portion of long-term loans	$65	$826
Lease liability	568	217
Trade payables	1,477	1,834
Other accounts payable	960	918
Warrant Liability (note 3)	5,992	7,743
Total current liabilities	9,062	11,538
Non-current liabilities
Lease liability	1,539	241
Long term loans	98	108
Severance payment, net	144	147
Total non-current liabilities	1,781	496
Total liabilities	10,843	12,034
Shareholder’s Equity
Share capital and additional paid in capital (note 4)	107,287	83,120
Warrant Reserve	30,863	30,863
Accumulated other comprehensive loss	261	(549)
Reserve with respect to transactions with non-controlling interests	927	927
Accumulated losses	(106,873)	(100,452)
Total equity attributable to Company shareholders	32,465	13,909
Non-controlling interests	(1,130)	(7,065)
Total equity (deficit)	31,335	6,844
Total liabilities and equity (deficit)	$42,178	$18,878

May 15, 2025	“Yonathan De Yonge”	“Gadi Graus”
Date of approval of the financial statements	Yonathan De Yonge - Director	Gadi Graus Chief Executive Officer

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	For the period of three Months Ended March 31,
	2025	2024

Revenues (note 6)
Products	$1,354	$1,183
Services	620	514
Total revenues	1,974	$1,697

Cost of revenues
Products	899	871
Services	449	499
Total cost of revenues	1,348	1,370

Gross profit	626	327

Expenses:
Research and development costs	1,311	1,235
Sales and marketing costs	428	311
General and administration expenses	6,415	2,503
Operating loss	(7,528)	(3,722)

Gain on revaluation of warrant liability (note 3)	400	3,354
Financial income	449	23
Financial expenses	(74)	(51)
Loss before taxes on income	(6,753)	(396)
Income tax expense	-	-
Net loss for the period	(6,753)	(396)

Less: Net loss attributable to non-controlling interests	(332)	(563)
Net profit (loss) attributable to controlling shareholders	(6,421)	167
	(6,753)	(396)
Other comprehensive loss
Item that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	810	(692)
Other comprehensive loss	810	(692)

Total comprehensive loss for the period	$(5,943)	$(1,088)

Net profit (loss) attributable to controlling shareholders	$(6,421)	$167
Basic and diluted profit (loss) per share	$(0.19)	$0.01 (*)
Weighted average number of shares outstanding	33,029,519	16,341,113

(*)	On September 24, 2024, the Board approved a 1-for-2.5 reverse stock split, (the “Reverse Split”). Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital			Accumulated	Transactions
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Loss	with non-controlling interests	Accumulated deficit	Non-controlling interest	Total shareholders’ deficit
Balance – December 31, 2024	29,590,297	$83,120	$30,863	$(549)	$927	$(100,452)	$(7,065)	$6,844

Net profit (loss) for the period	-	-	-	-	-	(6,421)	(332)	(6,753)
Adjustments arising from translating financial statements of foreign operations	-	-	-	810	-	-	-	810
Net comprehensive profit (loss) for the period	-	-	-	810	-	(6,421)	(332)	(5,943)
Issuance of share in January 2025 financing round (note 4(b))	4,748,150	27,395	-	-	-	-	-	27,395
Transactions with non-controlling interests	-	(8,117)	-	-	-	-	6,267	(1,850)
Exercise of RSUs	20,000	-	-	-	-	-	-	-
Exercise of warrants (note 5(a))	528,507	1,020	-	-	-	-	-	1,020
Share based compensation		3,869	-	-	-	-	-	3,869
Balance - March 31, 2025	34,886,954	$107,287	$30,863	$261	$927	$(106,873)	$(1,130)	$31,335

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

A2Z CUST2MATE SOLUTIONSCORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital			Accumulated	Transactions
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Loss	with non-controlling interests	Accumulated deficit	Non-controlling interest	Total shareholders’ deficit
Balance – December 31, 2023	15,359,799	$55,485	$30,863	$(1,330)	$927	$(83,456)	$(4,798)	$(2,309)

Net profit (loss) for the period	-	-	-	-	-	167	(563)	(396)
Adjustments arising from translating financial statements of foreign operations	-	-	-	(692)	-	-	-	(692)
Net comprehensive profit (loss) for the period	-	-	-	(692)	-	167	(563)	(1,088)
Issuance of share in January 2024 private placement (note 4(a))	1,122,521	2,022	-	-	-	-	-	2,022
Share based compensation		491		-	-	-	-	491
Balance - March 31, 2024	16,482,320	$57,998	$30,863	$(2,022)	$927	$(83,289)	$(5,361)	$(884)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	For the period of three months ended
	March 31
	2025	2024

Cash flows from operating activities
Net loss for the period	$(6,753)	$(396)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	151	195
Share based compensation	3,869	491
Gain on revaluation of warrant liability	(400)	(3,354)
Change in severance liability	(3)	(1)
Change in inventory	15	4
Change in trade receivables	(121)	(295)
Change in other accounts receivables	(268)	78
Accrued interest on loans and leases	14	7
Change in accounts payable	(357)	(46)
Change in other accounts payable	42	(584)
	(3,811)	(3,901)
Cash flows from investing activities
Investment in short-term deposits	(10,650)	-
Purchase of property, plant and equipment	(46)	(31)
	(10,696)	(31)

Cash flows from financing activities
Proceeds from the issuance of shares and warrants, net	27,395	2,189
Lease payments	(81)	(84)
Proceeds from exercise of warrants	1,020	-
Repayment of loans	(771)	(46)
Transactions with non-controlling interests	(1,850)	-
Proceeds from receipt of loans	-	46
	25,713	2,105

Decrease in cash and cash equivalents	11,206	(1,827)
Effect of changes in foreign exchange rates	(541)	40
Cash and cash equivalents at beginning of period	13,526	2,267

Cash and cash equivalents at end of period	$24,191	$480

APPENDIX A: NON-CASH ACTIVITIES
Recognition of a lease liability and right-of-use asset	$1,716	$-
Interest paid during the period	$18	$34

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

7

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

A2Z CUST2MATE SOLUTIONS CORP. (the “Company”) was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

The Company has been listed on the NASDAQ Stock Market LLC (“Nasdaq”) starting January 22, 2022, and traded under the symbol “AZ”. The Company has been listed on the TSX Venture Exchange (“TSX.V”) in Toronto until February 28, 2024. Following an approval for a voluntary delisting, the Company no longer trades on the TSX.V but has remained a reporting issuer in Canada and its common shares (the “Common Shares”) remain listed on Nasdaq under the symbol AZ.

As of March 31, 2025, the Company had three key subsidiaries (the “Subsidiaries”), all of which are companies incorporated under the laws of Israel: (1) Cust2mate Ltd. (“Cust2mate”); (2) A2Z Advanced Military Solutions Ltd (“A2Z MS”); and (3) Isramat Ltd. (“A2Z Isramat”). On August 10, 2023, Cust2mate announced the launch of Cust2mate USA Inc. (“Cust2mate USA”), a subsidiary incorporated on July 12, 2023 under the laws of Delaware.

The Company’s activities through A2Z Isramat and A2Z MS include the provision of services in the field of services  to the military and security markets as well as the development of related products for the civilian markets. Such services include providing maintenance services and container leasing. These two subsidiaries also provide maintenance services for complex electronic systems and products.

The Company owns 96.58% of the common shares of Cust2Mate, a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The Company’s primary product is the Cust2Mate system which incorporates a “smart cart” which automatically calculates the value of the customers purchases in their smart cart, without having to unload and reload their purchases at a customer checkout point.

The Cust2Mate system offers various features for shoppers and retailers such as product information and location, an on-cart scale to weigh items and automatically calculate costs, bar-code scanner and on-board payment system to bypass checkout lines. In addition, the product includes big data smart algorithms and computer vision capabilities, allowing for customer specific targeted advertising. (“The Cust2Mate Platform”).

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring losses and negative cash flows from operating activities since inception, such that as of March 31, 2025, the Company had accumulated losses of $106,873 and a net loss in the amount of $6,753 for the three months ended March 31, 2025. As of the date of the issuance of these financial statements, the Company has not yet commenced generating sufficient revenues. However, considering the cash and cash equivalent balance as of March 31, 2025, following equity issuances during 2024 and equity raised during the first quarter of 2025, the Company has sufficient funds for at least the foreseeable future.

During October 2023, the Israeli government declared a state of war due to the terror attack that was launched on the State of Israel on that day, and which still continues. At the same time, the Hezbollah organization has since carried out missile and rocket attacks on various areas in Israel’s northern regions, targeting both military and civilian locations (“the War”). The War has led to various consequences and restrictions on the Israeli economy, including, among other things, an extensive mobilization of reserves, the evacuation of many settlements, both in the area bordering the Gaza strip and near the northern border, as well as taking actions for maintaining public safety and security, such as, among other things, imposing restrictions on gatherings, depending on the proximity thereof to the combat zones, including at workplaces and in the education system. Taking such actions caused a decline and a slowdown in the activity of the Israeli economy. In addition, the ongoing operation of many companies has suffered by the reduction in workforce availability, including due to the departure of foreign workers, extensive recruitment of reserves and absence from work due to the restrictions on the activity of the education system.

The War had no material effect on the Company’s financial situation and on the results of the Company’s activities. Also, the Company managed to maintain operational and functional continuity, including maintaining an effective staff volume and effective ongoing operations with its customers and suppliers. As of the date of the report, the War still goes on and there is uncertainty as to its duration, further development and scope.

These Condensed Interim Consolidated financial statements were authorized for issue by the Board of Directors on May 15, 2025.

8

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 – BASIS OF PREPARATION

1.	Significant accounting policy

Statement of Compliance

These unaudited Condensed Interim Consolidated financial statements of the Company are as of March 31, 2025, and presented in US dollars, which is not the functional currency. The functional currency is the NIS. These unaudited interim condensed consolidated financial statements have been prepared in accordance with the requirements of International Accounting Standard IAS 34 “Interim Financial Reporting” as issued by the IASB. They do not include all the information required in annual financial statements in accordance with IFRS accounting standards and should be read in conjunction with the financial statements of the Company for the year ended December 31, 2024.

The policies applied in these Condensed Interim Consolidated financial statements are based on IFRS accounting standards effective as of January 1, 2025, and are consistent with those included in the Company’s annual financial statements for the year ended December 31, 2024.

Basis of Consolidation

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions and any unrealized income and expenses arising from such transactions are eliminated upon consolidation.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments which have been measured at fair value.

2.	Critical Estimates and Assumptions

The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The Company’s financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Company’s financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the New Israeli Shekel. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment. During the three months ended March 31, 2025, there have been no such changes. The Company’s presentation currency is the U.S. dollar.

9

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are the same as at December 31, 2024:

a)	Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by the Binomial model. The Binomial model is based on share price and exercise price and assumptions regarding expected volatility, term of share option, dividend yield and risk-free interest rate.

b)	Derivative liability – Warrants

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Common Shares and the expected life of the warrants.

c)	ECL and their measurement

ECL are measured as the unbiased probability-weighted present value of all cash shortfalls over the expected life of each financial asset. For receivables from financial services, ECL are mainly calculated with a statistical model using three major risk parameters: probability of default, loss given default and exposure at default. The estimation of these risk parameters incorporates all available relevant information, not only historical and current loss data, but also reasonable and supportable forward-looking information reflected by the future expectation factors. This information includes macroeconomic factors (e.g., gross domestic product growth, unemployment rate, cost performance index) and forecasts of future economic conditions. For receivables from financial services, these forecasts are performed using a scenario analysis (base case, adverse and optimistic scenarios).

As of March 31, 2025, and December 31, 2024, ECL for trade and other account receivables are not material, and as such are not disclosed, in accordance IFRS 9.

3.	New Accounting Standards

The following new amendments are effective for the period beginning 1 January 2025: The Company and its subsidiaries did not have to change their accounting policies or make retrospective adjustments as a result of adopting these amended standards:

Lack of exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates)

On 15 August 2023, the IASB issued Lack of Exchangeability which amended IAS 21 The Effects of Changes in Foreign Exchange Rates (the “Amendments”).

These Amendments are applicable for annual reporting periods beginning on or after January 1, 2025. The Amendments introduce requirements to assess when a currency is exchangeable into another currency and when it is not. The Amendments require an entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency. The Amendments also introduce additional disclosure requirements when an entity estimates a spot exchange rate because a currency is not exchangeable into another currency.

IAS 21, prior to the Amendments, did not include explicit requirements for the determination of the exchange rate when a currency is not exchangeable into another currency, which led to diversity in practice.

When applying the Amendments, an entity is not permitted to restate comparative information

These Amendments have had no material effect on the interim condensed consolidated financial statements.

10

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 – WARRANT LIABILITY

a)

January 2024 Warrants

On January 4, 2024, the Company issued an aggregate of 561,260 January 2024 Registered Direct Offerings Warrants (as defined below) as part of registered direct offerings (see also note 4(b)). The warrants were issued with an exercise price denominated in US Dollars ($3.75) (approx. CAD5.13) rather than the functional currency of the Company – New Israeli Shekels (NIS). The January 2024 Registered Direct Offerings Warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 107% using the historical prices of the Company, risk-free interest rate of 3.92%, expected life of 2.00 years and share price of CAD4.50.

Level 3 Warrant liability for the period ended on March 31, 2025:

Balance at January 1, 2024	$-
Issuance of January 2024 Registered Direct Offerings Warrants	1,027
Revaluation at March 31, 2024	(756)
Effect of changes in foreign exchange rates	(23)
Balance at March 31, 2024	$248

Revaluation at June 30, 2024	(138)
Effect of changes in foreign exchange rates	(2)
Balance at June 30, 2024	$108

Revaluation at September 30, 2024	237
Effect of changes in foreign exchange rates	1
Balance at September 30, 2024	$346

Warrant exercise	(248)
Revaluation at December 31, 2024	1,963
Effect of changes in foreign exchange rates	(55)
Balance at December 31, 2024	$2,006

Revaluation at March 31, 2025	(24)
Effect of changes in foreign exchange rates	3
Balance at March 31, 2025	1,985

For the three-month period ended March 31, 2025, the Company recorded a gain on the revaluation of the total warrant liability in the amount of $24 (compared to the three-month period ended March 31, 2024 - $756).

b)

December 2023 Warrants

On December 13, 2023, the Company issued an aggregate of 259,156 December 2023 Registered Direct Offerings Warrants (as defined below) as part of registered direct offerings (see also note 19(k)). The warrants were issued with an exercise price denominated in Canadian Dollars (CAD5.125) rather than the functional currency of the Company – New Israeli Shekels (NIS). The December 2023 Registered Direct Offerings Warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 107% using the historical prices of the Company, risk-free interest rate of 4.19%, expected life of 2.00 years and share price of CAD4.05.

Level 3 Warrant liability for the period ended on March 31, 2025:

Balance at December 31, 2023	$520

Revaluation at March 31, 2024	(397)
Effect of changes in foreign exchange rates	(13)

Balance at March 31, 2024	$110

Revaluation at June 30, 2024	(64)
Effect of changes in foreign exchange rates	(1)
Balance at June 30, 2024	$45

Revaluation at September 30, 2024	108
Effect of changes in foreign exchange rates	1
Balance at September 30, 2024	$156

Revaluation at September 30, 2024	882
Effect of changes in foreign exchange rates	(9)
Balance at December 31, 2024	$1,029

Warrant exercises	(378)
Revaluation at March 31, 2025	(35)
Effect of changes in foreign exchange rates	1
Balance at March 31, 2025	617

11

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

For the three-month period ended March 31, 2025, the Company recorded a gain on the revaluation of the total warrant liability in the amount of $35 (for the three-month period ended March 31, 2024 - $397).

c)

June 2023 Warrants

On June 15 and on June 20, 2023, the Company issued an aggregate of 763,654 June 2023 Registered Direct Offerings Warrants (as defined below) as part of registered direct offerings (see also note 19(j)). The warrants were issued with an exercise price denominated in Canadian Dollars (CAD7.325) rather than the functional currency of the Company – New Israeli Shekels (NIS). The June 2023 Registered Direct Offerings Warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 99% using the historical prices of the Company, risk-free interest rate of 4.45%, expected life of 2.00 years and share price of CAD7.475.

Level 3 Warrant liability for the period ended on March 31, 2025:

Balance at December 31, 2023	$1,157

Revaluation at March 31, 2024	(972)
Effect of changes in foreign exchange rates	(28)

Balance at March 31, 2024	$157

Revaluation at June 30, 2024	(112)
Effect of changes in foreign exchange rates	(1)
Balance at June 30, 2024	$44

Revaluation at September 30, 2024	150
Effect of changes in foreign exchange rates	1
Balance at September 30, 2024	$195

Warrant exercise	(108)
Revaluation at December 31, 2024	1,646
Effect of changes in foreign exchange rates	(65)
Balance at December 31, 2024	$1,668

Warrant exercises	(129)
Revaluation at March 31, 2025	(318)
Effect of changes in foreign exchange rates	6
Balance at March 31, 2025	1,227

For the three-month period ended March 31, 2025, the Company recorded a gain on the revaluation of the total warrant liability in the amount of $318 (for the three-month period ended March 31, 2024 - $972).

d)

March 2023 Warrants

On March 20, 2023, the Company issued an aggregate of 356,711 March 2023 Warrants as part of a private placement (see also note 19(i)). The warrants were issued with an exercise price denominated in Canadian Dollars (CAD5.875) rather than the functional currency of the Company – New Israeli Shekels (NIS). The warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 93% using the historical prices of the Company, risk-free interest rate of 3.62%, expected life of 2.00 years and share price of CAD4.35.

12

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

Level 3 Warrant liability for the period ended on March 31, 2025:

Balance at December 31, 2023	$562

Revaluation at March 31, 2024	(470)
Effect of changes in foreign exchange rates	(13)

Balance at March 31, 2024	$79

Revaluation at June 30, 2024	(58)
Effect of changes in foreign exchange rates	(1)
Balance at June 30, 2024	$19

Revaluation at September 30, 2024	38
Effect of changes in foreign exchange rates	-
Balance at September 30, 2024	$57

Warrant exercise	(91)
Revaluation at December 31, 2024	865
Effect of changes in foreign exchange rates	(14)
Balance at December 31, 2024	$817

Warrant exercises	(844)
Warrant expiry	(10)
Revaluation at March 31, 2025	37
Effect of changes in foreign exchange rates	-
Balance at March 31, 2025	-

For the three-month period ended March 31, 2025, the Company recorded a loss on the revaluation of the total warrant liability in the amount of $37 (for the three-month period ended March 31, 2024 – gain of $470).

e)

November 2022 Warrants

On November 2, 2022, the Company issued an aggregate of 595,666 warrants (November 2022 Warrants) as part of a private placement. The warrants were issued with an exercise price denominated in Canadian Dollars (CAD5.875) rather than the functional currency of the Company – New Israeli Shekels (NIS). The warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 110% using the historical prices of the Company, risk-free interest rate of 3.94%, expected life of 2.00 years and share price of CAD3.90.

Level 3 Warrant liability for the period ended on March 31, 2025:

Balance at December 31, 2023	$836

Revaluation at March 31, 2024	(736)
Effect of changes in foreign exchange rates	(21)
Balance at March 31, 2024	$79

Revaluation at June 30, 2024	(69)
Effect of changes in foreign exchange rates	(1)
Balance at June 30, 2024	$9

Revaluation at September 30, 2024	2
Effect of changes in foreign exchange rates	-
Balance at September 30, 2024	$11

Warrant exercise	(3)
Revaluation at December 31, 2024	2,269
Effect of changes in foreign exchange rates	(52)
Balance at December 31, 2024	2,225

Revaluation at March 31, 2025	(60)
Effect of changes in foreign exchange rates	(2)
Balance at March 31, 2025	2,163

13

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars, except per share data)

For the three-month period ended March 31, 2025, the Company recorded a gain on the revaluation of the total warrant liability in the amount of $60 (for the three-month period ended March 31, 2024 - $736).

NOTE 4 - SHAREHOLDERS EQUITY

a)	On January 4, 2024, the Company closed a registered direct offering for gross proceeds of $3,227 through the issuance of 1,122,521 units (“January 2024 Units”) at a price per Unit of $2.88 (CAD$3.40). Each January 2024 Unit consists of one Common Share and one half of one Common Share purchase warrant (each whole such warrant a “January 2024 Warrant”). An aggregate of 561,260 January 2024 Warrants were issued with an exercise price of CAD$5.13 ($3.75) per share. The Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 561,260 Common Shares (“January 2024 Registered Direct Offerings Warrants”). A finder’s fee of $258 (CAD$348 thousand) was paid and 89,802 January 2024 Registered Direct Offerings Warrants were issued in connection with the registered direct Offering.

b)	On January 29, 2025, the Company announced the pricing of an underwritten public offering of 3,281,250 Common Shares at a public offering price of $6.40 per share. The Company concurrently announced the pricing of a registered direct offering of 1,406,250 Common Shares at a purchase price of $6.40 per share. The offerings closed on January 29, 2025. The total gross proceeds from the offerings to the Company were $30,000. Titan Partners Group LLC, a division of American Capital Partners LLC, acted as sole bookrunner for the underwritten public offering. The Company paid $2,400 in cash and issued 60,650 Common Shares and 229,688 warrants as finders’ fees.

NOTE 5 - WARRANTS AND OPTIONS

a) Warrants

(i)	Warrant transactions for the three months ended March 31, 2025, and for the year ended December 31, 2024, are as follows:

	Number	Weighted Average Exercise Price
Balance, January 1, 2024	4,386,234	$6.58
Warrants issued in the January 2024 Registered Direct Offering	651,062
Warrants issued in the July 2024 Private Placement	1,200,000
Exercise of warrants	(1,330,300)
Warrants issued in the October 2024 Private Placement	21,333
Balance, December 31, 2024	4,928,329	$6.17
Expiry of warrants	(8,966)
Exercise of warrants	(528,507)
Warrants issued in the January 2025 Registered Direct Offering	229,688
Balance, March 31, 2025	4,620,544	$6.39

During the three-month period ended March 31, 2025, the Company issued 528,507 shares in respect of 528,507 warrants that were exercised for total proceeds of $1,020.

14

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars, except per share data)

As at March 31, 2025, the Company had outstanding warrants, enabling the holders to acquire Common Shares as follows:

March 31, 2025	Expiry date	Exercise price		Exercise price (USD)
1,063,325	November 10, 2025	ILS	17.8545	$4.80
546,653	December 24, 2025	ILS	17.8545	$4.80
88,440	April 18, 2026	ILS	72.563	$19.52
433,825	May 28, 2026	ILS	72.563	$19.52
652,546	November 6, 2024	CAD	5.10	$3.67
791,050	June 12, 2025	CAD	7.33	$5.50
202,621	December 12, 2025	CAD	5.13	$3.75
591,062	January 4, 2026	CAD	5.13	$3.75
21,333	October 2, 2026	CAD	2.70	$1.875
229,688	January 29, 2030	USD	8.00	$8.00
4,620,544

b) Stock Options

Stock option transactions for the three months ended March 31, 2025, and for the year ending December 31, 2024, are as follows:

	Number	Weighted Average Exercise Price (CAD)	Weighted Average Exercise Price (USD)
Balance January 1, 2024	1,422,887	$6.33	$4.78
Options granted (i)	552,000
Expiry of options	(206,500)
Balance December 31, 2024	1,761,337	$5.39	$3.75
Options cancelled	(87,999)
Options granted (ii)(iii)	605,000	-
Balance March 31, 2025	2,278,338	$6.38	$4.44

(i)

On August 14, 2024, 552,000 stock options were issued to employees, consultants and officers with an exercise price of $1.78. The options expire on August 13, 2029. The fair value of the options granted was estimated at $779 using the Black-Scholes option pricing model, using the following assumptions: Share Price: $1.78; Expected option life 5 years; Volatility 109%; Risk-free interest rate 3.67%; Dividend yield 0%.

(ii)	On January 15, 2025, the Company granted an employee 105,000 share options to purchase Common Shares of the company with an exercise price of $6.40 per share. The share options vest quarterly starting on January 15, 2026, and expire on January 15, 2035. The fair value of the options granted was estimated at $627 using the Black-Scholes option pricing model, using the following assumptions: Share Price: $6.38; Expected option life 10 years; Volatility 110%; Risk-free interest rate 4.65%; Dividend yield 0%.

(iii)

On February 12, 2025, the Company granted the CEO 500,000 share options to purchase Common Shares with an exercise price of $6.40 per share, vesting immediately and expiring on February 2, 2035. The fair value of the options granted was estimated at $3,092 using the Black-Scholes option pricing model, using the following assumptions: Share Price: $6.61; Expected option life 10 years; Volatility 110%; Risk-free interest rate 4.64%; Dividend yield 0%.

15

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 5 - WARRANTS AND OPTIONS (CONTINUED)

b) Stock Options (continued)

As at March 31, 2025, the Company had outstanding stock options, enabling the holders to acquire Common Shares as follows:

Outstanding as of March 31, 2025	Exercisable as of March 31, 2025	Expiry date	Exercise price (CAD)		Exercise price (USD)
212,667	212,667	August 20, 2025	CAD	3.75	$2.61
20,000	20,000	June 3, 2026	CAD	21.00	$14.60
6,671	6,671	October 28, 2026	CAD	20.00	$13.90
360,000	315,000	August 2, 2032	CAD	8.90	$6.19
120,000	120,000	August 21, 2032	CAD	10.00	$6.95
220,000	220,000	January 4, 2033	CAD	4.13	$2.87
100,000	100,000	January 4, 2033	CAD	4.13	$2,87
40,000	40,000	November 25, 2027	CAD	5.03	$3.49
114,000	48,000	April 18, 2033	CAD	4.00	$2.78
18,000	8,000	June 28, 2028	CAD	6.13	$4.26
462,000	-	August 14, 2034	CAD	2.55	$1.78
105,000	-	January 15, 2035	CAD	9.21	$6.40
500,000	500,000	February 2, 2035	CAD	9.21	$6.40
2,278,338	1,590,337

Share-based compensation expense is recognized over the vesting period of options. During the three months ended March 31, 2025, share-based compensation of $3,349 was recognized and charged to the Consolidated Statement of Comprehensive Loss (March 31, 2024 – $354).

c) RSUs

On February 12, 2025, the Company granted the CEO 400,000 Restricted Share Units (“RSUs”) pursuant to the Company’s RSU plan and in acknowledgement of the Company’s recent success and future workload. The RSUs will vest upon the Company entering into one or more agreements for the binding supply of at least 10,000 smart carts.

RSUs transactions for the three months ended March 31, 2025, and for the year ending December 31, 2024, are as follows:

Number
Balance, January 1, 2024	588,834
RSUs granted	326,000
Expiry of RSUs	(40,166)
Exercise of RSUs	(764,001)
Balance, December 31, 2024	110,667
RSUs granted	420,000
Expiry of RSUs	(6,000)
Exercise of RSUs	(20,000)
Balance, March 31, 2025	504,667

Total exercisable RSUs as at March 31, 2025, are 8,000 (December 31, 2024 – 8,000). During the three months ended March 31, 2025, share-based compensation of $520 was recognized and charged to the Consolidated Statement of Comprehensive Loss (March 31, 2024 – $137).

16

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 6 - REVENUES:

Revenue streams:

	Three months ended
	March 31,
	2025	2024

Revenues from services
Revenues from services	$426	$458
Precision metal parts
Revenues from sales of precision metal parts	1,354	1,183
Smart Carts
Revenues from smart carts project	194	56
	$1,974	$1,697

NOTE 7 – COMMITMENTS

The Company’s Israeli subsidiary’s fixed assets (motor vehicles) are secured against bank borrowings.

NOTE 8 – OPERATING SEGMENTS:

The Company and its subsidiaries are engaged in the following three segments:

a.	Maintenance services to the military utilizing the application of advanced engineering capabilities as well as development of related products for the civilian and retail markets. (“Advanced Engineering”)

b.	Retail automation solutions – Smart Carts (“Smart Carts”)

c.	Manufacturing and selling of precision metal parts – “Precision Metal Parts”

	Three Months Ended March 31, 2025
	Precision Metal Parts	Services	Smart Carts	Total
Revenues
External	$1,354	$426	$194	$1,974
Inter-segment	-	97	-	97
Total	1,354	523	194	2,071

Cost of revenues
External	899	381	68	1,348
Inter-segment	-	-	97	97
Total	899	381	165	1,445

Segment operational loss (gain)	(74)	856	6,746	7,528
Gain on revaluation of warrant liability				(400)
Financial expenses, net				(375)
Tax expenses				-
Loss				$6,753

17

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 8 - OPERATING SEGMENTS (CONTINUED)

	Three Months Ended March 31, 2024
	Precision Metal Parts	Services	Smart Carts	Total
Revenues
External	$1,183	$458	$56	$1,697
Inter-segment	-	34	-	34
Total	1,183	492	56	1,731

Cost of revenues
External	871	454	45	1,370
Inter-segment	-	-	34	34
Total	871	454	79	1,404

Segment operational loss	21	371	3,330	3,722
Gain on revaluation of warrant liability				(3,354)
Financial expenses, net				28
Tax expenses				-
Loss				$396

	As at March 31, 2025
	Precision Metal Parts	Services	Smart Carts	Total
Segment assets	$3,241	$1,173	$37,764	$42,178

Segment liabilities	$1,271	$423	$9,149	$10,843

	As at March 31, 2024
	Precision Metal Parts	Services	Smart Carts	Total
Segment assets	$2,525	$1,047	$3,206	$6,778

Segment liabilities	$1,983	$2,252	$3,427	$7,662

NOTE 9 – SUBSEQUENT EVENTS

During the period between April 1, 2025, and May 15, 2025, the Company issued 148,778 shares in respect of 125,556 exercised warrants for total proceeds of $818.

18